

June 18, 2015

Terry McNew
Chief Executive Officer
MCBC Holdings, Inc.
100 Cherokee Cove Drive
Vonore, TN 37885

>   **Re: MCBC Holdings, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed June 5, 2015**
>   **File No. 333-203815**

Dear Mr. McNew:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 28, 2015 letter.

Principal Stockholders, page 106

1. We note your response to our prior comment 12. Please identify the individual or individuals at Wayzata Investment Partners who have voting and dispositive power with respect to the shares held by Wayzata. If the individual would be Mr. Halloran, please revise your disclosure to make that clear.

Notes to the Consolidated Financial Statements

Note 12. Income taxes, page F-24

2. We note your response to comment 18 in your response letter dated June 5, 2015 in which you state as of June 30, 2014, you emerged from a three-year cumulative loss after adjusting historic income for the disposition of the Hydra-Sport division and nonrecurring impairment charges. Please tell us why you believe these adjustments are aberrations rather than continuing events. Please refer to ASC 740-10-30-22(c). Further, please tell us and quantify the components that are included in the adjustment for the "disposition of Hydra-Sport division" and non-recurring impairment charges.

Note 18. Segment Information, page F-32

3. We note your response to comment 21 and your chief operating decision makers ("CODM") are your Chief Executive Officer, Chief Financial Officer and Chief Operations Officer. We also note you do not consider the Mastercraft NXT product line as an operating segment because the CODM do not review the results of the Mastercraft NXT product line performance or allocate resources with respect to such product line independently from the remainder of the Mastercraft model portfolio.

In order to better understand your conclusion in light of the apparent different customer market the Mastercraft NXT product line plans to target, please address the following additional comments:

• Please tell us the nature of the financial information available for the Mastercraft NXT product line;

• Please describe your organizational structure. In this regard, please:

o   Tell us the titles and roles of the individuals who report to your CODM.
o   Please explain to us how the product lines, particularly the Mastercraft NXT product line, are managed and identify for us the individuals considered product line and segment managers and to whom they report;

• Please tell us what type of financial information is reviewed by the CODM on a periodic basis. As part of your response, please provide us a copy of the report reviewed by the CODM, and provide us the following information:

o   The frequency of meetings between segment managers, product line managers and the CODM;
o   The nature of the resource allocation and performance assessment decisions the CODM makes, including examples to illustrate the description;

o   The basis on which segment managers and product line managers are compensated (i.e. fixed salary, bonus based on performance of product, etc.);

o   How budgets are developed and the nature of information reviewed and approved at each level of the process; and

o   The process or discussions that occur when actual amounts fall short or exceed budgets.

- Additionally, please advise us of the amount of revenues and gross profit generated by Mastercraft NXT product line for the fiscal year ended June 30, 2014 and for nine month period ended March 29, 2015.

You may contact Melissa Gilmore at (202) 551-3777 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Kirk A. Davenport II, Esq.